# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fabric.AI, Inc., CIK 0001086745
CUSIP: 054748306
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1185 Avenue of the America, New York, New York (NY), 10036
Date of event which requires filing of this statement: 04/28/2026
Amends the filing with accession number 0001641172-25-021514
Filed by CIK 0002076786
Persons authorized to receive notices and communications: Diveroli Investment Group LLC, 848 Brickell Ave., Suite PH5, Miami, Florida (FL), 33131, 305-202-0630

## Reporting persons
- Diveroli Investment Group LLC (CIK 0002076786): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage provided in #13 is based upon a total of 1,355,975 shares of Common Stock as of October 7, 2025 as provided in the Issuer's Amendment No. 1 to Form S-3 filed with the Securities and Exchange Commission on October 10, 2025.
- Kingbird Ventures LLC (CIK 0002076783): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage provided in #13 is based upon a total of 1,355,975 shares of Common Stock as of October 7, 2025 as provided in the Issuer's Amendment No. 1 to Form S-3 filed with the Securities and Exchange Commission on October 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Fabric.AI, Inc.
Address of issuer's principal executive offices: 1185 Avenue of the America, New York, New York (NY), 10036
Comment: This Amendment to Schedule 13D (this "Amendment") is being filed to report that the Reporting Persons sold all 80,000 shares of Common Stock on April 28 2026. Except as expressly amended hereby, all other terms and provisions of the Schedule 13D remain in full force and effect as previously filed.

## Item 2. Identity and Background
Criminal convictions in the last five years: Item 2(d) shall be amended and restated as follows: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) shall be amended and restated as follows: Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 shall be amended to include: On April 28, 2026, the Reporting Persons sold all 80,000 shares of Issuer's Common stock for an aggregate price of $93,677.74, which reflects an average share price of $4.09.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 shall be amended to include: The Reporting Persons purchased the shares of common stock for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) shall be amended to include the following: As of the date of this Amendment, the Reporting Persons beneficially own 0 shares of the Issuer's common stock which amount represents approximately 0.00% of the Issuer's issued and outstanding Common Stock, as based upon a total of 1,355,975 shares of Common Stock as of October 7, 2025 as provided in the Issuer's Amendment No. 1 to Form S-3 filed with the Securities and Exchange Commission on October 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) shall be amended and restated as follows: 1. Diveroli Investment Group LLC: (i) Sole power to vote or direct the vote: 0; (ii) Shared power to vote or direct the vote: 0; (iii) Sole power to dispose or direct the disposition: 0; (iv) Shared power to dispose or direct the disposition: 0. 2. Kingbird Ventures LLC: (i) Sole power to vote or direct the vote: 0; (ii) Shared power to vote or direct the vote: 0; (iii) Sole power to dispose or direct the disposition: 0; (iv) Shared power to dispose or direct the disposition: 0.
Transactions in the class effected during the past sixty days: Item 5(c) shall be amended to include the following: The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporation by reference to Exhibit 99.1 of Schedule 13D filed with the SEC on July 30, 2025).

## Signatures
- Diveroli Investment Group LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (04/30/2026)
- Kingbird Ventures LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (04/30/2026)